UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

GT Biopharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36254L100

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

555 Marin Street, Suite 140, Thousand Oaks, CA 91360

(310) 331-8485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36254L100

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only) Bristol Investment Fund, Ltd. 98-0335509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		190,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		190,000

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	190,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%

12	TYPE OF REPORTING PERSON

	CO

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CUSIP No. 36254L100

The Reporting Person named in Item 2 below is hereby filing this Schedule 13G Amendment No. 17 (this “Statement”) to report acquisition of shares pursuant to a registered direct offering on May 21, 2024 .

ITEM 1.

(a)	Name of Issuer:

GT Biopharma, Inc.

(b)	Address of Issuer's Principal Executive Offices:

8000 Marina Blvd, Suite 100, Brisbane, CA 94005

ITEM 2.

(a)	Name of Person(s) Filing (the “Reporting Person”):

Bristol Investment Fund, Ltd.

(b)	Address of Principal Business Office, or if None, Residence:

Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 311063, Grand Cayman KY1-1205, Cayman Islands

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

36254L100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Bristol Investment Fund, Ltd.:

(a)	Amount beneficially owned: 190,000

(b)	Percent of class: 8.8%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
190,000

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of 190,000

	(iv)	Shared power to dispose or to direct the disposition of

The percentage of Shares reported to be beneficially owned by the Reporting Person is based on 2,156,651 Shares outstanding, composed of the 1,416,651 Shares outstanding as of May 15, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024 and the 740,000 shares that the Issuer agreed to issue and sell pursuant to its registered direct offering announced on May 21, 2024, as reported on the Issuer’s Form 8K filed with the SEC on May 21, 2024.

Paul Kessler, as CEO and Manager of Bristol Capital Advisors, LLC, the investment manager of the Reporting Person, exercises voting and investment power over the securities of the Issuer held by the Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

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ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2024
(Date)

/s/ PAUL KESSLER
(Signature)

Paul Kessler, Director
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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